VF 8-29-03 ¶R



03051742

STATES
IANGE COMMISSION
D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33674

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 071/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COHMAD SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

885 THIRD AVENUE
(No. and Street)

NEW YORK (City) NY (State) 10021 (Zip Code)



RECD S.E.C.
AUG 2 5 2003

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARCIA B. COHN 212-230-2480
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI & GRUMER LLP
(Name – *if individual, state last, first, middle name*)

ONE BATTERY PARK PLAZA (Address) NEW YORK (City) NY (State) 10004 (Zip Code)

PROCESSED
SEP 10 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, O. GENE HURST swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WOLFE & HURST BOND BROKERS, INC. as of 06/30 , 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Sworn to before me, this 27th day of August, 2003

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public
BARBARA G. MCDARBY
A Notary Public Of New Jersey
My Commission Expires 5/31/2008

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- XX (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital
- XX (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- XX (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- XX (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- XX (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


PROCESSING
RECEIVED
SEC MAIL
SECTION
WASH., D.C.

COHMAD SECURITIES CORPORATION

REPORT ON STATEMENT OF FINANCIAL CONDITION

AS OF JUNE 30, 2003

COHMAD SECURITIES CORPORATION

INDEX



KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors and Shareholders of Cohmad Securities Corporation:

We have audited the accompanying statement of financial condition of Cohmad Securities Corporation as of June 30, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cohmad Securities Corporation as of June 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

July 29, 2003

Kaufmann Gallucci & Grumer LLP

COHMAD SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2003

ASSETS

Cash	$ 113,153
Receivable from clearing organization	3,624,598
Securities owned, at market value	312,867
Furniture and equipment, net of accumulated depreciation of $25,819	3,739
Prepaid expenses and other assets	65,337
TOTAL ASSETS	$ 4,119,694

LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 2,122,144
Dividends declared	10,000
TOTAL LIABILITIES	2,132,144
Commitments	
Shareholders' equity:	
Common stock - no par value; authorized, 200 shares; issued and outstanding, 100 shares	500,000
Retained earnings	1,487,550
TOTAL SHAREHOLDERS' EQUITY	1,987,550
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 4,119,694

The accompanying notes are an integral part of this financial statement.

COHMAD SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2003

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Cohmad Securities Corporation (the "Company"), incorporated under the laws of the State of New York, is a registered broker-dealer with the Securities and Exchange Commission. The Company is also a member of the National Association of Securities Dealers, Inc.

The Company conducts business primarily with other broker-dealers that are located in the New York City metropolitan area on behalf of its customers and for its own proprietary accounts.

NOTE 2 - SIGNIFICANT ACCOUNTING PRINCIPLES

(a) Cash and cash equivalents represent cash and highly liquid investments with maturity dates of three months or less from the date of acquisition.

(b) The Company records commission revenue and expense on a settlement date basis, generally the third business day following the transaction date. Revenues and expenses would not be materially different if reported on a trade date basis. Securities owned, consisting primarily of government, equity and municipal securities, are stated at quoted market values.

(c) Depreciation was computed using the straight-line method over the estimated useful lives of the assets.

(d) The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2002, and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from those estimates.

(e) The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.

NOTE 3 - RECEIVABLE FROM CLEARING ORGANIZATION

The receivable from the clearing organization represents primarily cash held by the clearing organization and June 2003 commission receivable from the clearing organization for customer trades executed by the Company through the clearing organization.

COHMAD SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2003

NOTE 3- CONTINUED

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. Should a customer not fulfill his obligation on a transaction, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of its customer. Subsequent to the balance sheet date, all unsettled trades at June 30, 2003 settled with no resulting liability to the Company.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 4 - INCOME TAXES

For income tax purposes, the shareholders have elected that the Company be treated as an "S" corporation under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for Federal income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholders. The provision for income taxes represents primarily State and local taxes for the year ended June 30, 2003.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company provides brokerage services to an entity owned by a minority shareholder of the Company for which it received fees totaling $10,229,228 for the year ended June 30, 2003. The Company shares office space and equipment with this entity for which the Company paid approximately $79,000. The Company also reimbursed the entity for certain general and administrative expenses incurred on behalf of the Company in the amount of approximately $15,000.

NOTE 6 - COMMITMENTS AND CONTINGENCY

The Company has an operating lease for office space which expires in January, 2005. The approximate future annual payments required over the term of the lease are as follows:

COHMAD SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2003

NOTE 6 - CONTINUED

Year ended June 30	Minimum lease payments
2004	$ 48,300
Through January 2005	28,175
Total	$ 76,475

The Company has been named as a defendant, along with an employee, in an arbitration brought by a customer claiming losses relating to certain securities transactions. The allegation is being vigorously defended by management who believes, after consultation with outside legal counsel, that there will be no material affect on the financial condition of the Company.

NOTE 7 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that Net Capital, as defined be at least the greater of $100,000 or one fifteenth of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of June 30, 2003, the Company had a net capital of $1,909,909 which exceeded requirements of $142,143 by $1,767,766. The Company's net capital ratio was 1.12 to 1.

NOTE 8 - SUBSEQUENT EVENTS

On June 25, 2003, the Board of Directors declared a dividend on the outstanding shares of common stock of the Company which was paid subsequent to June 30, 2003.